UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Maxeon Solar Technologies, Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

Y58473102

(CUSIP Number)

Aurélien Hamelle

General Counsel

TOTALENERGIES SE

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

00-331-4135-2834

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 27, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons TotalEnergies SE
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization France

Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 10,994,431
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 10,994,431

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,994,431
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 24.6%[1]
(14)	Type of Reporting Person CO

1 Percentage calculated based on 44,610,044 Ordinary Shares issued and outstanding as of May 1, 2022 (excluding 4,714,126 Ordinary Shares that may be granted in the future under the Issuer’s share incentive plans), as reported by the Issuer in its Registration Statement on Form F-3 filed with the U.S. Securities and Exchange Commission on May 27, 2022.

(1)	Names of Reporting Persons TotalEnergies Gaz & Electricité Holdings SAS
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization France

Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 10,994,431
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 10,994,431

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,994,431
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 24.6%[1]
(14)	Type of Reporting Person CO

1 Percentage calculated based on 44,610,044 Ordinary Shares issued and outstanding as of May 1, 2022 (excluding 4,714,126 Ordinary Shares that may be granted in the future under the Issuer’s share incentive plans), as reported by the Issuer in its Registration Statement on Form F-3 filed with the U.S. Securities and Exchange Commission on May 27, 2022.

(1)	Names of Reporting Persons TotalEnergies Solar INTL SAS
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization France

Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 10,994,431
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 10,994,431

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,994,431
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 24.6%[1]
(14)	Type of Reporting Person CO

1 Percentage calculated based on 44,610,044 Ordinary Shares issued and outstanding as of May 1, 2022 (excluding 4,714,126 Ordinary Shares that may be granted in the future under the Issuer’s share incentive plans), as reported by the Issuer in its Registration Statement on Form F-3 filed with the U.S. Securities and Exchange Commission on May 27, 2022.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D filed on September 8, 2020 (the “Filing”) by the Reporting Persons relating to the Ordinary Shares of the Issuer. Information reported in the Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Filing.

Item 4.	Purpose of Transaction.

On October 27, 2022, TotalEnergies SE (formerly known as TOTAL SE) (“TTE” and, together with all its direct and indirect subsidiaries, the “Group”) issued its financial statements for the third quarter of 2022 (the “Q3 Financials”). In the Q3 Financials, TTE has classified the Ordinary Shares of the Issuer beneficially owned by the Reporting Persons as “held-for-sale” for financial reporting purposes based on, among other things, TTE management’s plan to sell such Ordinary Shares in one or more transactions within twelve months of the issuance of the Q3 Financials.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 1, 2022

TOTALENERGIES SE

By:	/s/ Aurélien Hamelle
Name:	Aurélien Hamelle
Title:	General Counsel

TOTALENERGIES GAZ & ELECTRICITÉ HOLDINGS SAS

By:	/s/ Noémie Malige
Name:	Noémie Malige
Title:	Managing Director

TOTALENERGIES SOLAR INTL SAS

By:	/s/ Noémie Malige
Name:	Noémie Malige
Title:	Managing Director